FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

FOR THE NINE MONTH PERIOD
ENDED SEPTEMBER 30, 2018

(UNAUDITED – PREPARED BY MANAGEMENT)

Notice to Reader

Under National Instrument 51-102, Part 4, paragraph 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying revised unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these revised unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FSD PHARMA INC.

Condensed Interim Consolidated Statements of Financial Position (unaudited)

(Expressed in Canadian Dollars)

		As at	As at
		September 30	December 31
	Note	2018	2017

ASSETS
Current
Cash and cash equivalents		$33,789,922	$4,739,988
Sales taxes recoverable		674,268	294,508
Prepaid and other assets		302,349	353,160
Total current assets		34,766,539	5,387,656

Non-current
Other investments	8	20,075,991	-
Property, plant and equipment	9	11,734,314	8,292,038
Total non-current assets		31,810,305	8,292,038

Total assets		$66,576,844	$13,679,694

LIABILITIES
Current
Trade payables		$286,835	$1,265,996
Total current liabilities		286,835	1,265,996

SHAREHOLDERS' EQUITY
Class A share capital	10	201,500	201,500
Class B share capital	10	64,438,256	12,794,962
Warrants	10	3,102,811	-
Contributed surplus	11	3,992,756	3,612,500
Deficit		(5,445,314)	(4,195,264)
Total shareholders' equity		66,290,009	12,413,698

Total liabilities and shareholders' equity		$66,576,844	$13,679,694

Basis of preparation and going concern assumption (note 2)
Events that occurred subsequent to the reporting period (note 16)

Approved by the Board:

(signed) Dr, Raza Bokhari	Director

(signed) Zeeshan Saeed	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)

(Expressed in Canadian Dollars)

		3 months ended		9 months ended
		September 30	September 30	September 30	September 30
	Note	2018	2017	2018	2017

Revenue
Rental income		$13,833	$-	$82,156	$-
Other income		-	-	1,032	-
		13,833	-	83,188	-

Expenses
Advertising and promotion		912,939	-	1,181,449	-
Consulting fees		239,097	3,000	1,170,367	4,500
Depreciation	9	41,547	-	98,258	-
General and administrative		71,755	35,041	137,588	40,352
Insurance		60,421	420	135,103	420
Listing expense	4, 15	-	-	7,885,144	-
Occupancy costs		394,058	43,204	920,566	80,605
Production and growing expenses		159,088	-	223,815	-
Professional fees		267,887	(4,257)	899,466	12,195
Salaries, wages and benefits		436,576	-	1,084,402	-
Shareholder and public company costs		10,906	-	20,906	-
Share based payments	11	438,378	2,990,600	2,514,674	2,990,600
		3,032,652	3,068,008	16,271,738	3,128,672

Loss from operations		(3,018,819)	(3,068,008)	(16,188,550)	(3,128,672)

Increase in fair value of investment	8	6,876,000	-	14,376,000	-

Net income (loss) and comprehensive income (loss) for the period		$3,857,181	$(3,068,008)	$(1,812,550)	$(3,128,672)

Income (loss) per Class B share:
Basic		$0.003	$(0.010)	$(0.002)	$(0.011)

Weighted average number of Class B subordinate voting shares outstanding
Basic		1,323,876,792	299,336,653	1,128,429,262	296,298,502

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.
Condensed Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in Canadian Dollars)

		9 months ended
		September 30	September 30
	Note	2018	2017

Cash provided by (used in) operating activities
Net comprehensive loss for the period		$(1,812,550)	$(3,128,672)
Adjustments for:
Depreciation		98,258	-
Share based payments		2,514,674	2,990,600
Cancellation of stock options		562,500	-
Increase in fair value of investment	8	(14,376,000)	-
Changes in non-cash working capital items:
Sales taxes recoverable		(379,760)	(28,125)
Prepaid and other assets		50,811	2,500
Trade payables		(979,161)	(183,080)
		(14,321,228)	(346,777)

Cash provided by (used in) investing activities
Other investments	8	(5,699,991)	-
Property, plant and equipment		(3,540,534)	(141,222)
		(9,240,525)	(141,222)

Cash provided by (used in) financing activities
Proceeds from issuance of shares, net of issuance costs		52,611,687	673,219

Increase (decrease) in cash and cash equivalents		29,049,934	185,220

Cash and cash equivalents, beginning of the period		4,739,988	30,081

Cash and cash equivalents, end of the period		$33,789,922	$215,301

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.

Condensed Interim Consolidated Statements of Changes in Equity (unaudited)

(Expressed in Canadian Dollars)

	Class A shares		Class B shares		Warrants		Contributed
	Shares	Amounts	Shares	Amounts	Number	Amounts	surplus	Deficit	Total

Balances, January 1, 2017	15,000	$201,500	288,167,425	$893,794	-	$-	$-	$(670,749)	$424,545
Shares issued	-	-	23,399,446	673,219	-	-	-	-	673,219
Share based payments	-	-	-	-	-	-	2,990,600	-	2,990,600
Net comprehensive loss for the period	-	-	-	-	-	-	-	(3,128,672)	(3,128,672)

Balances, September 30, 2017	15,000	$201,500	311,566,871	$1,567,013	-	$-	$2,990,600	$(3,799,421)	$959,692

Balances, January 1, 2018	15,000	$201,500	762,764,138	$12,794,962	-	$-	$3,612,500	$(4,195,264)	$12,413,698
Shares issued	-	-	564,336,368	59,025,775	-	-	-	-	59,025,775
Share issuance costs	-	-	-	(5,877,313)	-	-	-	-	(5,877,313)
Warrant valuations	-	-	-	(3,477,214)	111,161,046	3,477,214	-	-	-
Share based payments	-	-	-	-	-	-	2,540,399	-	2,540,399
Stock options exercised	-	-	29,450,000	1,597,643	-	-	(1,597,643)	-	-
Stock options cancelled	-	-	-	-	-	-	(562,500)	562,500	-
Warrants exercised	-	-	6,768,259	374,403	(6,768,259)	(374,403)	-	-	-
Net comprehensive loss for the period	-	-	-	-	-	-	-	(1,812,550)	(1,812,550)

Balances, September 30, 2018	15,000	$201,500	1,363,318,765	$64,438,256	104,392,787	$3,102,811	$3,992,756	$(5,445,314)	$66,290,009

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

1. Corporate information

FSD Pharma Inc. ("FSD" or the "Company") was formed under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24 2018 pursuant to the Articles of Amendment, the Company changed its name to "FSD Pharma Inc.". The head office of the Company is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

Currently, the Class B Subordinate Voting Shares of the Company ("Class B shares") are posted for trading in Canada on the Canadian Securities Exchange under the trading symbol "HUGE", in the United States of America on the OTCQB under the trading symbol "FSDDF", and on the Frankfurt Exchange under the “WKN: A2JM6M” and the ticker symbol “0K9".

Prior to August 2016, the Company was engaged in in the leasing of various kinds of operating and manufacturing equipment such as industrial and construction machinery. All leases have since been written off and the Company was inactive until March 9 2018 when the Company entered into agreements to acquire FV Pharma Inc. ("FV Pharma"), which was completed on May 24 2018. The acquisition of FV Pharma constituted a change of business for the Company (see note 4 – "Acquisition of FV Pharma" below). FV Pharma now operates as a wholly-owned subsidiary of the Company.

FV Pharma is in the business of the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada).

FV Pharma received its license under section 22(2) of the ACMPR on October 13 2017. The license effectively permits FV Pharma to acquire marijuana plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing within the confines of its facility located at 520 William Street, Cobourg, Ontario.

The license does not permit FV Pharma to sell medical cannabis. In order to proceed with the sale of medical cannabis, FV Pharma will first have to obtain an amendment to its license from Health Canada. The granting of such an amendment is dependent upon FV Pharma demonstrating compliance with the quality control standards and the good production practices as established under subdivision D of the ACMPR, as well as Health Canada completing an inspection with respect to record-keeping, security measures, packaging, labelling, shipping, and other requirements prescribed by the ACMPR. Health Canada may then issue an extended license which would allow FV Pharma to sell or provide fresh or dried marijuana or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under subsection 22(2) of the ACMPR.

On June 21 2018, Bill C-45 (the Cannabis Act) formally received Royal Assent in Canada’s Parliament. The bill officially became law on October 17 2018 when retail sales began. The law effectively signals the end of 95 years of prohibition on the sale and consumer use of cannabis in Canada, a historic moment for Canadians and the cannabis sector. Canada is the first G7 country to legalize the adult consumer use of cannabis.

2. Basis of preparation and summary of significant accounting policies

These interim consolidated financial statements (the "financial statements") are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2017 annual consolidated financial statements except that, effective January 1, 2018, the Company implemented IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”).

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

Note 3 disclose IFRS 9 information for the period that is important to form an understanding of these consolidated interim financial statements.

As the acquisition of FV Pharma was treated as a reverse takeover (see note 4 – "Acquisition of FV Pharma Inc.") and that FV Pharma was not a reporting issuer prior to the acquisition date, prior period information has not been prepared on a basis consistent with the most recent interim information.

These financial statements are presented in Canadian dollars, which is also the Company's functional currency.

The financial statements were authorized for issue by the Board of Directors on November 28 2018.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

Going concern of operations

The Company is in the preliminary stages and has not yet determined whether its processes are economically viable. The continued operations of the Company and the recoverability of amounts shown for property and equipment assets is dependent upon the ability of the Company to obtain financing to complete the development of its extraction processes, and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

The amount shown for property and plant equipment does not necessarily represent its present or future value. Changes in future conditions could require a material change in the amount recorded for property and plant equipment. These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Although the Company has a positive working capital position as at September 30 2018, it will need to raise additional capital in the near term to fund its ongoing operations and business activities. As a result of these circumstances, there are material uncertainties which cast significant doubt as to the appropriateness of the going concern presumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

Basis of measurement

These financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss, which are measured at fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

Significant accounting judgments and estimates

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short- term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

Property, plant and equipment

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statements of comprehensive loss as incurred.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statements of comprehensive loss during the financial period in which they occurred.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the statements of comprehensive loss.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

Depreciation is recognized in the statements of comprehensive loss and is based on the estimated useful lives of the assets is provided as follows:

Computer equipment	30% declining balance
Furniture, fixtures and equipment	20% declining balance.
Facility under development	Not amortized
Land	Not amortized.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted, if appropriate.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the development or ongoing production of an interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Impairment of non-financial assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

Income taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares and share purchase warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings/loss per share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

Share based payments

The fair value of equity-settled share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

Fair value hierarchy

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of cash and other receivables approximates their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels as per the fair value hierarchy.

Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data. Unless otherwise noted, all financial instruments are level one.

Recent accounting pronouncements

Effective January 1 2018, the Company has adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

(a) IFRS 2, Share-based Payment (“IFRS 2”) - In June 2016, the IASB issued amendments to IFRS 2, which expands upon the guidance for recognizing a liability for cash-settlement of a share-based payment as well as transactions with a net settlement feature for withholding tax obligations. These amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The adoption of this standard has had no effect on the Company's financial reporting.

(b) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued in May 2015, which replaced IAS 11, Construction Contracts, IAS 18, Revenue Recognition, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 provides a single, principles based five step model that will apply to all contracts with customers with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover these costs. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is required for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The adoption of this standard has had no effect on the Company's financial reporting.

(c) IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a modified retrospective basis. The 2017 comparatives were not restated.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

(i) Equity instruments at fair value through other comprehensive income (“FVTOCI”)

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. The Company classified its investment as an equity instrument at FVTOCI. Equity instruments in this category are subsequently measured at fair value with changes recognized at other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVTOCI are not subject to an impairment assessment under IFRS 9.

(ii) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect the contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii) Fair value through profit or loss

This category includes derivative instruments and equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify as FVTOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss. The assessment of the Company’s business models was made as of the date of the initial application, January 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2018.

The Company has made the following classifications with respect to its financial instruments:

• Cash and other investments are classified as FVTPL, which is measured at fair value.

• Trade payables are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method.

Financial assets measured at amortized cost, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the discounted estimated future cash flows of the financial asset have been impacted.

(iv) Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company’s accounting of impairment losses for financial assets by replacing IFRS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value though profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate.

(v) Inventory

Inventories of products for resale and supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the average cost basis.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

(vi) Interests in equity-accounted investees and joint ventures

The Company’s interest in equity accounted investees is comprised of its interest in a joint venture.

In accordance with IFRS 11 – Joint Arrangements; a joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in joint ventures are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity accounted investees until the date on which significant influence or joint control ceases. Unrealized gains and losses on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in those entities. Where unrealized losses are eliminated, the underlying asset is also tested for impairment.

3.2 Accounting Standards Issued But Not Yet Applied

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor'). This standard will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciate lease assets separately from interest on lease liabilities in the consolidated statement of operations. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated statements of financial position and consolidated statements of comprehensive income (loss).

3.3 IFRS 9 Financial Instruments

(i) Impact of adoption

The Company adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, such that the Company’s accounting policy with respect to financial liabilities is unchanged.

As permitted by the transition provisions of IFRS 9, the Company elected not to restate comparative period results, therefore all comparative period information is presented in accordance with our previous accounting policies. Adjustments to the carrying amounts of financial assets and liabilities, at the date of initial application have been recognized in opening retained earnings and other components of equity for the current period. New or amended interim disclosures have been provided for the current period, where applicable, while comparative period disclosures are consistent with those made in prior periods.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

Further as a result of adoption of IFRS 9, management has not changed its accounting policy for financial assets except for the adoption of the simplified approach to determining expected credit losses for receivables, which had no impact on the carrying value of any financial assets on the transition date.

(ii) Accounting policy

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a) Classification and measurement of financial assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or amortized cost (“AMC”), based on the business model for managing the financial instruments and the contractual cash flow characteristics of the instrument.

(b) Debt instruments

On initial recognition, all debt instruments, are classified based on:

• The business model under which the asset is held; and

• The contractual cash flow characteristics of the financial instrument.

Business model assessment

Business model assessment involves determining whether financial assets are held and managed by the Company for generating and collecting contractual cash flows, selling the financial assets or both. The Company assesses the business model at a portfolio level using judgment and is supported by relevant objective evidence including:

• how the performance of the asset is evaluated and reported to the Company’s management;

• the frequency, volume, reason and timing of sales in prior periods and expectations about future sales activity;

• whether the assets are held for trading purposes i.e., assets that are acquired by the Company principally for the purpose of selling or repurchase in the near term, or held as part of a portfolio that is managed together for short-term profits; and

• the risks that affect the performance of assets held within a business model and how those risks are managed.

Cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement, i.e. if they represent cash flows that are solely payments of principal and interest (“SPPI”).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instruments due to repayments. Interest is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are SPPI, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains any contractual terms that could change the timing or amount of contractual cash flows such that the financial asset would not meet the SPPI criteria. In making the assessment the Company considers:

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

• contingent events that would change the amount and/or timing of cash flows;

• leverage features;

• prepayment and extension terms;

• associated penalties relating to prepayments;

• terms that limit the Company’s claim to cash flows from specified assets; and

• features that modify consideration of the time value of money.

Debt instruments measured at AMC

Debt instruments are measured at AMC using the effective interest rate, if they are held within a business model whose objective is to hold the financial asset for collecting contractual cash flows where those cash flows represent SPPI. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. AMC is calculated taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. Amortization of these deferred costs is included in Interest income in the Consolidated Statements of Income (Loss).

Impairment on debt instruments measured at AMC is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (“ACL”) in the Consolidated Balance Sheets.

There are no debt instruments measured at FVTOCI or at FVTPL as of and during the period ended September 30, 2018.

(iii) Equity instruments

Equity instruments are measured at FVTPL, unless they are not held for trading purposes and an irrevocable election is made to designate these instruments at FVOCI upon initial recognition. The measurement election is made on an instrument-by-instrument basis. Changes in fair value are recognized as part of Investments income in the Consolidated Statements of Income (Loss) for equity instruments measured as at FVTPL. The Company has elected to measure certain equity investments at FVOCI that are held for longer term investment purposes. These instruments are measured at fair value in the Consolidated Statements of Financial Position, with transaction costs being added to the cost of the instrument. Dividends received that represent return on capital, are recorded in Investments income in the Consolidated Statements of Income (Loss). Unrealized fair value gains/losses are recognized in OCI and are not subsequently reclassified to the Consolidated Statements of Income when the instrument is derecognized or sold.

(iv) Financial assets and liabilities designated at FVTPL

Financial assets and financial liabilities classified in this category are those that have been designated by the Company on initial recognition. Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Financial liabilities are designated at FVTPL when one of the following criteria is met:

• The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

• The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at FVTPL are recorded in the Consolidated Statements of Financial Position at fair value. For assets designated at FVTPL, changes in fair values are recognized in other income in the Consolidated Statements of Income (Loss). For liabilities designated at FVPTL, all changes in fair value are recognized in other income in the Consolidated Statements of Income (Loss), except for changes in fair value arising from changes in the Company’s own credit risk are recognized in OCI and are not subsequently reclassified to the Consolidated Statements of Income (Loss) upon derecognition /extinguishment of the liabilities.

The classification of the Company’s financial assets and liabilities is disclosed in note 3.4

(c) Impairment of financial assets at amortized cost

For receivables, the Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all receivables based on the Company’s historical default rates over the expected life of the receivables and is adjusted for forward-looking estimates.

(d) Derecognition

(i) Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

(ii) Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of operations and comprehensive loss.

3.4 Reconciliation of IAS 39 to IFRS 9

On adoption of IFRS 9, the Company has assessed all its financial assets and liabilities based on the business model and solely payments of principal and interest (“SPPI”) tests. This has resulted in the re-classification and re-measurement of certain financial assets and liabilities as at January 1 2018, which are summarized in the table below:

	December 31 2017				January 1 2018
	Measurement	IAS 39	Reclassification	Remeasurement	Measurement	IFRS 9
	basis	($)	($)	($)	basis	($)
Cash and cash equivalents	FVTPL	4,739,988	(4,739,988)	-
			4,739,988	-	AMC	4,739,988
Other receivables	AMC	294,508	-	-	AMC	294,508
Trade payables	AMC	1,265,996	-	-	AMC	1,265,996

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

4. Acquisition of FV Pharma Inc.

The Company executed a definitive business combination agreement on March 9 2018 with FV Pharma (the "Definitive Agreement"), whereby FV Pharma would be combined with the Company to continue the business of FV Pharma as a medical cannabis producer.

Under the terms of the Definitive Agreement, the Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of the Company amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity is now a wholly-owned subsidiary of the Company.

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

• the Company amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Century Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "Century Class A Shares");

• holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Century Class A Share for each one (1) FV Class A Share held;

• holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts, received one (1) Century Class B Share for each one (1) FV Class B Share held; and

• all outstanding options to purchase FV Shares and options to purchase Existing Century Shares were exchanged, on an equivalent basis, for options to purchase Century Class B Shares, and all outstanding warrants to purchase FV Class B Shares and warrants to purchase Existing Century Shares were exchanged, on an equivalent basis, for warrants to purchase Century Class B Shares.

The Definitive Agreement included a number of conditions common to transactions of this type, all of which were satisfied.

As a result of obtaining 100% of the shares of FV Pharma, the Company has accounted for this transaction by the purchase method of accounting known as a "reverse takeover" as the issuance of shares to the former shareholders of FV Pharma resulted in the former shareholders of FV Pharma holding a majority of the issued and outstanding shares of the Company. Under this method of accounting, FV Pharma (the legal subsidiary) is deemed to the acquirer and the Company (the legal parent) is deemed to be the acquired company. The acquisition was negotiated and completed at arm’s length.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

At acquisition date, a breakdown of the transaction was as follows:

Amount ($)

Exchange of Class B shares	9,761,532
Exchange of stock options	25,725
Exchange of warrants	118,875
Total consideration paid	9,906,132

Cash	2,041,501
Sales taxes recoverable	23,545
Accounts payable	(44,058)
Net assets received	2,020,988

Listing expense	7,885,144

5. Critical accounting estimates and judgments

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i) the recoverability of accounts receivable that are included in the statement of financial position;

(ii) the revaluation of financial assets and liabilities on an annual basis;

(iii) the estimated useful lives and residual value of property and equipment which are included in the financial statements and the related depreciation included in profit or loss;

(iv) the inputs used in accounting for share based payment transactions and in valuation of warrants included in financial assets at fair value through profit or loss; and

(v) management's judgment in determining the functional currency of the Company as Canadian Dollars.

Critical accounting judgments

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

Restoration, rehabilitation and environmental obligations

Management's assumption of no material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

6. Financial instruments and risk exposures

The Company’s financial instruments consist of cash and cash equivalents, other investments and , trade payables

The fair value measurement of assets and liabilities recognized on the statement of financial position are categorized into levels within a fair value hierarchy based on the nature of valuation inputs.

The fair value hierarchy has the following levels:

Level 1:  Quoted prices in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3:  Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are classified as Level 1 within the fair value hierarchy.

Financial assets and financial liabilities were as follows:

		Assets/(liabilities) at	Assets/(liabiliti
	Other	fair value through	es) at fair value
	liabilities	profit/loss	through other	Total
	($)	($)	comprehensive	($)
			income ($)

Cash and cash equivalents	-	33,789,922	-	33,789,922
Other investments	-	20,075,991	-	20,075,991
Trade payables	286,835	-	-	286,835

The Company’s activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk. Risk management is carried out by the Company’s management with guidance from the Audit Committee. It is management’s opinion that the Company is not exposed to significant credit risk, currency or market risks arising from the financial instruments.

Commodity price risk

The Company is not exposed to any material commodity price risk.

Sensitivity analysis

The Company believes the sensitivity to a plus or minus 1% change in interest rates would not have a significant impact on the reported net loss for the period ended September 30 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, or can only do so at excessive cost. The Company does not yet generate revenues from its principal marijuana operations and has been generating cash flows primarily from financing activities for the periods ended September 30 2018 and December 31 2017.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited)
September 30, 2018 and 2017

(Expressed in Canadian Dollars)

The following is an analysis of financial obligations based on their due dates:

	Less than 1 year	1-5 years	More than 5 years	Totals
	($)	($)	($)	($)

September 30 2018:
Trade payables	286,835	-	-	286,835

December 31 2017:
Trade payables	1,265,996	-	-	1,265,996

There have been no changes to the Company's liquidity risk management policies since December 31 2017. See note 2 for discussion of going concern risk.

Considering the available liquidity as at September 30 2018, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at September 30 2018 is considered high. The Company expects to address this risk by raising funds through external financing as needed.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company's cash is deposited with a highly-rated financial institution, and accordingly, management considers credit risk to be low. There have been no changes to the Company's credit risk management policies since December 31 2017.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all receivables. To measure the expected credit losses, receivables have been grouped based on shared credit risk characteristics and the days past due.

The Company's maximum exposure to credit risk is presented below. All receivables are current and are due within 30 days.

		Liquidity by period
	Less than 1 year	More than 1 year	Non-liquid	Totals
	($)	($)	($)	($)

September 30 2018:
Cash	33,789,922	-	-	33,789,922
Sales tax recoverable	674,268	-	-	674,268

December 31 2017:
Cash	4,739,988	-	-	4,739,988
Sales tax recoverable	294,508	-	-	294,508

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

7. Capital management

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and deficit which at September 30 2018 totaled $66,405,447.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its business activities.

The Company’s capital management objectives, policies and processes have remained unchanged during the period ended September 30 2018.

The Company is not subject to any externally imposed capital requirements.

8. Other investments

The Company currently holds interests in other companies related to the cannabis industry as follows:

	Number of	Percent	Fair value
	shares	Interest	September 30 2018
		(%)	($)

Cannara Biotech Inc.	85,000,000	12,8	15,300,000
Clover Cannastrip Thin Film Technologies Corp.	7,500,000 (a)	17.7	1,500,000
High Tide Inc.	1,649,275 (b)	1.1	2,276,000
SciCann Therapeutics Inc.	117,648	10.5	1,999,991

			20,075,991

(a) Plus an additional 3,750,000 warrants.

(b) Plus an additional 724,638 warrants.

The investment interests are being accounted for as portfolio investments as the Company does not exercise significant influence over the affairs of any of the investees. The fair values of the abovenoted investments are calculated based on the most recent private placements.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

9. Property, plant and equipment

On November 9 2017 the Company purchased a 620,000 square foot indoor plant which comprises its licensed facility at 520 William Street, Cobourg, Ontario for $5,500,000. The facility was acquired for the purpose of producing medical cannabis pursuant to its cultivation license under the ACMPR. Construction is still required to prepare the facility for additional production capacity. There are no components of the facility which were completed or available for use as at December 31 2017 and therefore no amortization has been recorded.

A continuity of property, plant, and equipment for the period ended September 30 2018 and for the year ended December 31 2017 is as follows:

	Furniture,
	fixtures and	Computers	Facility under	Land	Totals
	equipment		development
	($)	($)	($)	($)	($)

Cost:
Balance, January 1, 2017	123,218	-	-	-	123,218
Additions	-	-	7,068,820	1,100,000	8,168,820
Disposals	-	-		-	-
Balance, December 31, 2017	123,218	-	7,068,820	1,100,000	8,292,038
Additions	291,944	159,924	3,088,665	-	3,540,534
Balance, September 30, 2018	415,162	159,924	10,157,485	1,100,000	11,832,572

Accumulated depreciation:
Balance, January 1, 2017	-	-	-	-	-
Depreciation for the year	-	-	-	-	-
Balance, December 31, 2017	-	-	-	-	-
Depreciation for the period	62,275	35,983	-	-	98,258
Balance, September 30, 2018	62,275	35,983	-	-	98,258

Carrying amounts:
At December 31, 2017	123,218	-	7,068,820	1,100,000	8,292,038
At September 30, 2018	352,887	123,941	10,157,485	1,100,000	11,734,314

10. Share capital and reserves

Common shares summary

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value.

All shares are ranked equally with regards to the Company's residual assets.

Class A shares

The holders of Class A shares are entitled to 276.660 votes per share at meetings of the Company.

The following is a summary of changes in Class A share capital:

	Number of	Amount
Date	Shares	($)
Balance, December 31 2017 and September 30 2018	15,000	201,500

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

Class B shares

The following is a summary of changes in Class B share capital:

		Number of	Amount
Date		Shares	($)

January 1 2018	Balances	573,506,871	12,794,962
January 1 2018 (a)	1 for 1.33 share split	189,257,267
March 9 2018 (b)	Private placement	127,598,403	11,483,856
	Allocation to warrants		(546,539)
March 26 2018 (c)	Private placement	31,536,454	2,838,281
March 26 2018 (d)	Finder's fee	31,848,048	2,866,324
March 28 2018 (e)	Private placement	243,561,510	21,920,536
	Allocation to warrants		(1,044,329)
April 18 2018 (f)	Private placement	12,457,936	1,121,214
May 8 2018 (g)	Private placement	1,372,553	123,530
May 24 2018 (h)	Acquisition of Century Financial	108,461,464	9,761,532
	Capital Group Inc.
	Elimination of Century share capital		(3,717,263)
September 29 2018 (i)	Private placement	7,500,000	7,500,000
(j)	Stock options exercised	29,450,000	1,597,643
(j)	Warrants exercised	6,768,259	1,058,695

September 30 2018	Balances	1,363,318.765	64,438,256

On January 1 2018, the Company performed a share split on the basis of 1.33 new Class B common non-voting shares for each presently issued Class B common non-voting share. All share quantities and prices per share in these financial statements are reflected retrospectively on a post-split basis.

(a) Share split on the basis of 1.33 new Class B shares for 1 issued Class B shares.

(b) First tranche of a private placement, issuing 127,598,403 Class B shares at $0.09 share for aggregate gross proceeds of $11,483,856, paying commissions and corporate finance fees totaling $1,033,547 and issued 11,473,856 broker warrants having an exercise price of $0.09 per Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $546,539 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.83%, and an expected maturity of 2 years.

(c) Non-brokered private placement, issuing 31,536,454 Class B shares at $0.09/share for aggregate proceeds of $2,838,281.

(d) Issuance of 31,848,048 Class B shares as finder’s fees.

(e) Second and final tranche of the private placement, issuing 243,561,510 Class B shares at $0.09/share for aggregate gross proceeds of $21,920,536 paying commissions and corporate finance fees totaling $1,972,848 and issued 21,914,385 broker warrants having an exercise price of $0.09 Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $1,044,329 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.88%, and an expected maturity of 2 years.

(f) Non-brokered private placement issuing 12,457,936 Class B shares at $0.09/share for aggregate proceeds of $1,121,214.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

(g) Non-brokered private placement issuing 1,372,553 Class B shares at $0.09/share for aggregate proceeds of $123,530.

(h) Acquisition of FV Pharma Inc. by way of share exchange (see note 4).

(i) Non-brokered private placement issuing 7,500,000 Class B shares at $1.00 per share for aggregate proceeds of $7,500,000; the proceeds of which will be used towards the buildout of the Company's property, plant and equipment.

(j) Warrants (see below) and options (see note 12) exercised during the period July 1 2018 to September 30 2018.

Warrants:

The Company issued warrants in connection with private placements and is disclosed as a separate component of shareholders' equity.

The following table summarize changes in warrant balances from January 1 2018 to September 30 2018:

		Exercise
		Price	Opening				Closing
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15 2017	Sep. 15 2022	0.0294	40,000,000	-	-	-	40,000,000
Oct. 20 2017	Oct. 20 2019	0.0376	2,405,970	-	-	-	2,405,970
Nov. 1 2017	Nov. 1 2019	0.0376	15,629,229	-	(1,703,660)	-	13,925,560
Nov. 14 2017	Nov. 14 2019	0.0376	10,731,703	-	(172,550)	-	10,559,124
Nov. 21 2017	Nov. 21 2019	0.0376	2,153,882	-	(91,000)	-	2,062,882
Dec. 12 2017	Dec. 12 2019	0.0376	217,974	-	-	-	217,974
Dec. 29 2017	Dec. 29 2019	0.0376	215,460	-	-	-	215,460
May 24, 2018	May 24, 2022	0.09	-	37,588,827	(4,801,049)	-	34,425,778
Aug. 8 2018	Aug. 8 2019	0.13	-	2,250,000	-	-	2,250,000

			71,354,218	39,806,827	(6,768,259)	-	106,062,787

Weighted average exercise price ($)			0.0330	0.0923	0.0748	-	0.0529

The following table summarize changes in warrant balances from January 1 2017 to December 31 2017:

		Exercise
		Price	Opening				Closing
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15 2017	Sep. 15 2022	0.0294	-	40,000,000	-	-	40,000,000
Oct. 20 2017	Oct. 20 2019	0.0376	-	2,405,970	-	-	2,405,970
Nov. 1 2017	Nov. 1 2019	0.0376	-	15,629,229	-	-	15,629,229
Nov. 14 2017	Nov. 14 2019	0.0376	-	10,731,703	-	-	10,731,703
Nov. 21 2017	Nov. 21 2019	0.0376	-	2,153,882	-	-	2,153,883
Dec. 21 2017	Dec. 21 2019	0.0376	-	217,974	-	-	217,974
Dec. 29 2017	Dec. 29 2019	0.0376	-	215,460	-	-	215,460

			-	71,354,218	-	-	71,354,218

Weighted average exercise price ($)			-	0.0330	-	-	0.0330

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

The fair values of the associated warrants were estimated on their dates of issue using the Black-Scholes option pricing model as follows:

				Risk
				Free	Expected	Average	Expected
		Exercise	Market	Interest	Volatility	Expected	Dividend
		Price	Price	Rate	Range	Life	Yield	Fair Values
Grant Date	Expiry Date	($)	($)	(%)	(%)	(years)	(%)	($)

Sep 15 2017	Sep. 15 2022	0.0294	0.0294	1.70	100	5	0	1,492,000
Oct. 20 2017	Oct. 20 2019	0.0376	0.0294	1.70	100	2	0	89,743
Nov. 1 2017	Nov. 1 2019	0.0376	0.0294	1.70	100	2	0	582,970
Nov. 14 2017	Nov. 14 2019	0.0376	0.0294	1.70	100	2	0	400,293
Nov. 21 2017	Nov. 21 2019	0.0376	0.0294	1.70	100	2	0	80,340
Dec. 12 2017	Dec. 12 2019	0.0376	0.0294	1.70	100	2	0	8,130
Dec. 29 2017	Dec. 29 2019	0.0376	0.0294	1.70	100	2	0	8,037

May 24 2018	May 24 2022	0.09	0.09	2.17	100	4	0	235,125
Aug. 8 2018	Aug. 8 2019	0.13	0.09	2.10	100	1	0	580,577

11. Share based payments

Stock option plan details

On January 5 2018, the Company adopted a stock option plan to govern the granting of stock options to its directors, officers, key employees, and consultants, to enable them to purchase Class B shares. Under the plan, the maximum number of options outstanding may not exceed 10% of the total number of shares outstanding on the grant date. In addition, the exercise price of an option granted under the plan cannot be less than the fair market value of a share on the grant date. Vesting conditions for shares issued under the plan shall be determined by the Board of Directors at the grant date.

Stock options granted

The following table summarize changes in stock option balances from January 1 2018 to September 30 2018:

		Exercise
		Price	Opening				Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance	exercisable

Sep 17 2017	Sep. 15 2022	0.0294	40,000,000	-	-	-	40,000,000	40,000,000
Dec. 23 2017	Dec. 23 2019	0.025	1,500,000	-	-	-	1,500,000	1,500,000
Jan. 5 2018	Jan. 5 2023	0.05	-	29,000,000	-	(15,000,000)	2,000,000	2,000,000
Feb. 25 2018	Feb. 25 2023	0.09	-	1,000,000	-	-	1,000,000	1,000,000
Mar. 22 2018	Mar. 22 2023	0.09	-	1,000,000	-	-	1,000,000	250,000
Mar. 28 2018	Mar. 28 2023	0.09	-	2,500,000	-	-	2,500,000	2,500,000
April 8 2018	April 8 2023	0.09	-	15,000,000	-	-	15,000,000	15,000,000
April 9 2018	April 9 2023	0.10	-	10,000,000	-	-	10,000,000	2,500,000
June 11 2018	June 11 2023	0.09	-	9,000,000	-	-	9,000,000	9,000,000

			41,500,000	113,500,000	(29,450,000)	(15,000,000)	110,600,000	65,766,665

Weighted average exercise price ($)			0.0292	0.3252	.0725	.0500	0.3187	0.0723

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

The following table summarize changes in stock option balances from January 1 2017 to December 31 2017:

		Exercise
		Price	Opening				Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance	exercisable

Sep 17 2017	Sep. 15 2022	0.0294	-	40,000,000	-	-	40,000,000	40,000,000
Dec. 23 2017	Dec. 23 2019	0.025	-	1,500,000	-	-	1,500,000	1,500,000

			-	41,500,000	-	-	41,500,000	41,500,000

Weighted average exercise price ($)			-	0.0292	-	-	0.0292	0.0292

The Company applies the fair value method of accounting for stock-based compensation awards. For valuation purposes, the fair values of options granted were estimated on their dates of grant using the Black-Scholes option pricing model and the following assumptions:

				Risk
				Free	Expected	Average	Expected
		Exercise	Market	Interest	Volatility	Expected	Dividend	Fair Values
		Price	Price	Rate	Range	Life	Yield
Grant Date	Expiry Date	($)	($)	(%)	(%)	(years)	(%)	($)

Sep 17 2017	Sep. 15 2022	0.0294	0.0294	1.70	100	5	0	1,495,300
Dec. 23 2017	Dec. 23 2019	0.025	0.03	1.66	100	2	0	25,725

Jan. 5 2018	Jan. 5 2023	0.05	0.05	1.97	100	5	0	1,087,500
Feb. 25 2018	Feb. 25 2023	0.09	0.09	2.05	100	5	0	67,500
Mar. 22 2018	Mar. 22 2023	0.09	0.09	2.04	100	5	0	67,500
Mar. 28 2018	Mar. 28 2023	0.09	0.09	2.09	100	5	0	168,750
April 8 2018	April 8 2023	0.09	0.09	1.97	100	5	0	1,011,000
April 9 2018	April 9 2023	0.10	0.10	1.97	100	5	0	249,667
June 11 2018	June 11 2023	0.09	0.09	2.10	100	5	0	607,500
Aug. 14 2018	Aug. 14 2023	0.13	0.13	2.20	100	5	0	292,800
Sep. 11 2018	Sep. 11 2023	0.74	0.67	2.21	100	5	0	not vested
Sep. 14 2018	Sep. 14 2023	0.60	0.60	2.23	100	5	0	901,000
Sep. 26 2018	Sep. 14 2023	0.71	0.71	2.29	100	5	0	177,800

The expected price volatilities were based on the average historic volatility of three similar companies, the historical price data for the Company is insufficient (based on the remaining life of the stock and compensation options), adjusted for any expected changes to future volatility due to publicly available information.

Options granted are accounted for by the fair value method of accounting for share-based payments. The Company records share-based payments expense over the vesting period and credits reserves for all options granted.

The expected volatility is based on management's estimate of the volatility in the Company's share price over the life of the options. The Company has not paid any cash dividends historically and does not have any plans to pay cash dividends in the foreseeable future. The risk-free interest rate is based on the yield of Canadian benchmark bonds with an equivalent term to maturity. The expected life of the options is based on management's estimate of the time that the options will be outstanding.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

12. Related party transactions and balances

During the period ended September 30 2018, the Company entered into the following transactions with related parties:

(a) Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. For the period ended September 30 2018, the Company's Chief Executive Officer and a director received salary compensation of $144,375 (2017 - $nil). He also received a bonus of $400,000 representing back pay as he had not been paid any remuneration since FV Pharma's inception. He also received a car allowance of $13,500 (2017 - $ nil).

(b) The Company's Vice-President and a director received salary compensation of $206,250 (2017 - $nil). He also received a bonus of $300,000 representing back pay as he had not been paid any remuneration since FV Pharma's inception. He also received a car allowance of $13,500 (2017 - $nil).

(c) A consultant to the Company who was instrumental in introducing SciCann Therapeutics Inc. to the Company (see note 9) was granted a total of 10,000,000 stock options exercisable at $0.10 per Class B share to expire April 9 2023. These options vest as 1/6 on the dates that are 3, 6, 9, 12, 15 and 18 months from date of grant.

(d) Independent directors of the Company are being remunerated at the rate of $40,000 per year with a Chairman of any committee of the Board receiving an additional $10,000 per year. For the period ended September 30 2018. the Company's independent directors were paid the amount of $44,167 (2017 - $nil), which amount is included in accounts payable.

(e) Key management personnel compensation during the period is comprised of:

September 30, 2018
($)

Salaries and benefits	421,792
Bonuses	700,000
Share based payments	1,801,300

All transactions were in the normal course of operations and were recorded at exchange values established, which the consideration is agreed upon by the related parties.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

13. Basic and diluted loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of Class B shares outstanding during the period.

September 30, 2018

Loss attributable to Class B shareholders	$(1,812,550)
Weighted average number of Class B shares	1,128,429,262
Basic and diluted loss per share	$(0.002)

Weighted average number of Class B shares:
Balance, January 1, 2018	762,764,138
Effect of common shares issued during the period	365,665,124
Balance, September 30, 2018	1,128,429,262

The basic and diluted loss per share is the same as the outstanding options and warrants are anti-dilutive.

14. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada). As operations comprise a single reporting segment, amounts disclosed in the financial statements for loss for the period also represent segment amounts. All of the Company's operations and assets are situated in Canada.

15. Restatement of prior reported results

During the prior period ended June 30 2018, the Company reported the amount of $14,749,048 of Listing Fees Expense in error, which resulted in a Net Loss from Operations for the six month period ended June 30 2018 in the amount of $20,033,635 and a Net Comprehensive Loss for the six month period ended June 30 2018 in the amount of $12,533,635. This amount has now subsequently been corrected to $7,885,144 (see note 4), which when applied to the June 30 2018 results, would result in a restated Net Loss from Operations of $13,169,731 and a Net Comprehensive Loss of $5,669,731.

16. Events that occurred subsequent to the reporting period

Letter of Intent to Acquire Therapix Biosciences Ltd.

On October 22, 2018, the Company announced the signing of a binding letter of intent (the “LOI”) to acquire Therapix Biosciences Ltd. (“Therapix Biosciences” or “Therapix”) (NASDAQ: TRPX) effective October 22, 2018. The Transaction (the “Transaction”) combines two highly-complementary businesses and creates a medical cannabis industry innovator focused on the research and development of advanced cannabinoid treatments.

Therapix Biosciences shareholders will receive $48 million (USD) of FSD stock upon closing of the Transaction. The Transaction is structured at a fixed price of $48M USD ($62.4M CAD), representing approximately 130 million class B subordinate shares of FSD Pharma and nearly 10% of the Company today. The final number of class B subordinated shares and percentage ownership of the Company will fluctuate based on the 20 day average of the FSD Pharma stock closing price on the date the Transaction is finalized. The Transaction is arms’ length and no finders fees have been paid. It is anticipated that the common shares of the Company will continue to be listed on the Canadian Securities Exchange (CSE) and the Frankfurt Stock Exchange (FRA), and the Company intends to apply to list on NASDAQ, subject to regulatory approvals. The terms of the LOI will be superseded by a definitive agreement, which FSD Pharma and Therapix intend to execute when completed.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) September 30, 2018 and 2017

(Expressed in Canadian Dollars)

The Transaction is subject to a number of customary conditions, including, but not limited to, the negotiation and execution of relevant transaction documents, regulatory approvals, completion of satisfactory due diligence by FSD Pharma and Therapix, and approval of the Transaction by the shareholders of Therapix. Subject to the satisfaction of these conditions and other conditions precedent, the Transaction is anticipated to be completed by Q1 2019.

Therapix is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists with a focus on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid: THX-110 for the treatment of CNS disorders, THX-120 for the treatment of sleep disorders and the treatment of pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); and THX-150 for the treatment of infectious diseases.